Sibanye Stillwater Limited
Incorporated in the Republic of South Africa Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE) ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor Cnr 14th Avenue & Hendrik Potgieter Road Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Results of the Sibanye-Stillwater Annual General Meeting and Risk Committee appointment

Johannesburg, 26 May 2023: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) advises shareholders that all resolutions were passed by the requisite majority at the Group's Annual General Meeting (the AGM) held by way of utilising electronic communication and electronic platforms at 09:00 (CAT) this morning.

The number of shares voted in person or by proxy was 2,349,310,323 representing 83.00% of Sibanye-Stillwater's 2,830,567,264 total ordinary shares in issue. The resolutions proposed at the AGM and the percentage of shares voted for and against each resolution, as well as those that abstained, are set out below:

Resolution	% of votes for the resolution (1)	% of votes against the resolution (1)	Number of shares voted	% of Shares voted (2)	% of Shares abstained (2)
Ordinary Resolution 1 – Re-appointment of auditors and Designated Individual Partner	99.87%	0.13%	2,343,556,853	82.79%	0.20%
Ordinary Resolution 2 – Re-election of a director: TJ Cumming	94.23%	5.77%	2,343,104,697	82.78%	0.22%
Ordinary Resolution 3 – Re-election of a director: C Keyter	99.66%	0.34%	2,343,085,893	82.78%	0.22%
Ordinary Resolution 4 – Re-election of a director: TV Maphai	97.00%	3.00%	2,343,059,702	82.78%	0.22%
Ordinary Resolution 5 – Re-election of a director: NG Nika	96.34%	3.66%	2,342,982,486	82.77%	0.22%
Ordinary Resolution 6 – Election of a member and Chair of the Audit Committee: KA Rayner	95.09%	4.91%	2,343,025,006	82.78%	0.22%
Ordinary Resolution 7 – Election of a member of the Audit Committee: TJ Cumming	94.42%	5.58%	2,342,999,278	82.77%	0.22%
Ordinary Resolution 8 – Election of a member of the Audit Committee: SN Danson	99.81%	0.19%	2,343,098,678	82.78%	0.22%

Ordinary Resolution 9 – Election of a member of the Audit Committee: RP Menell	95.07%	4.93%	2,343,074,086	82.78%	0.22%
Ordinary Resolution 10 – Election of a member of the Audit Committee: NG Nika	95.16%	4.84%	2,343,024,257	82.78%	0.22%
Ordinary Resolution 11 – Election of a member of the Audit Committee: SC van der Merwe	96.37%	3.63%	2,343,111,173	82.78%	0.22%
Ordinary Resolution 12 – Re-election of a member of the Audit Committee: SV Zilwa	99.48%	0.52%	2,343,056,865	82.78%	0.22%
Ordinary Resolution 13 – Approval for the issue of authorised but unissued ordinary shares	87.23%	12.77%	2,343,156,412	82.78%	0.22%
Ordinary Resolution 14 – Issuing equity securities for cash	87.45%	12.55%	2,343,077,712	82.78%	0.22%
Ordinary Resolution 15 – Non-binding advisory vote on Remuneration Policy	82.64%	17.36%	2,341,876,065	82.74%	0.26%
Ordinary Resolution 16 – Non-binding advisory vote on Remuneration Implementation Report*	52.71%	47.29%	2,330,082,190	82.32%	0.68%
Special Resolution 1 – Approval for the remuneration of non-executive directors	96.54%	3.46%	2,341,829,634	82.73%	0.26%
Special Resolution 2 – Approval for a per diem allowance	98.28%	1.72%	2,328,696,676	82.27%	0.73%
Special Resolution 3 – Approval for the Company to grant financial assistance in terms of sections 44 and 45 of the Act	97.43%	2.57%	2,341,132,578	82.71	0.29%
Special Resolution 4 – Approval for the acquisition of the Company's own shares	80.92%	19.8%	2,343,471,388	82.79%	0.21%

Notes:
(1) The shares voted disclosed as a percentage in relation to the total number of shares voted at the meeting.
(2) The shares voted or abstained disclosed as a percentage in relation to the total issued share capital.

Shareholders are further advised that in accordance with Section 3.59(c) of the Listings Requirements of the JSE Limited, Dr Elaine Dorward-King has been appointed as an additional member to the Risk Committee with effect from 26 May 2023.

***Engagement with Shareholders regarding Sibanye-Stillwater's Implementation report (Ordinary resolution 16):**

Due to more than 25% of the voting rights exercised voted against the company's implementation report, shareholders are hereby invited, in line with the King IV Report on Corporate Governance for South Africa, 2016 and paragraph 3.84(k) of the JSE Listings Requirements, to raise all concerns and recommendations by email with the company from the date of this correspondence to 30 June 2023.

The company, through the remuneration committee, will address all legitimate objections and concerns raised in writing, and if required, engage further with shareholders. Feedback on the outcome of the process will be reported in terms of the applicable JSE Listing Requirements.

Shareholders who wish to participate in this process are requested to email the group company secretary, Lerato Matlosa, via email at lerato.matlosa@sibanyestillwater.com up until, 30 June 2023.

Ends.

About Sibanye-Stillwater
Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater has established itself as one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to build and diversify its asset portfolio into battery metals mining and processing and is increasing its presence in the circular economy by growing and diversifying its recycling and tailings reprocessing operations globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited